P.E: 2/1/02

02014984

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2002 Commission File Number: 333-8696

INTERNATIONAL UTILITY STRUCTURES INC.
(Name of Registrant)

777 - 8TH Avenue S.W.
Suite 1800
Calgary, Alberta
Canada T2P 3R5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

EXHIBIT 1

News Release
Calgary: February 15, 2002
TSE: IUS

IUSI Announces Fiscal 2001 Year End Results

Calgary, February 15, 2002 – International Utility Structures Inc. ("IUSI") today released results for the year ended September 30, 2001. All amounts stated are in U.S. dollars. IUSI is a world leader in the manufacture and marketing of metal overhead lighting, powerline, traffic and telecommunications support structures for customers in more than 100 countries. Headquartered in Calgary, Alberta, IUSI also has manufacturing, design and engineering capacity in North America and Europe. The Company's common shares trade on the Toronto Stock Exchange under the symbol IUS.

In fiscal 2001, net sales were $88.4 million compared with $153.9 million for the year ended September 30, 2000. The sales in fiscal 2000 include sales of $53.8 million for the Union Metal Group, which was sold in August 2000. Year-to-year sales revenue comparisons were negatively affected by $6 million due to the further weakening of the Euro during the fiscal year. The lower than expected fourth quarter sales in utility products out of our European subsidiary was predominantly the result of customer rescheduling and transportation delays, some related to the events of September 11th.

The Company recorded significant improvements in its U.S. operations and achieved positive cash flow for its U.S. entity during the last months of the year. The Company did however report a net loss of $6.6 million ($0.55 per share), compared with a net gain of $20.2 million ($1.62 per share) after extraordinary items, including the sale of the Union Metal Group during fiscal 2000.

President and CEO, Robert G.J. Jack said: "although we were disappointed by lower than expected fourth quarter results, we are still entering the new year with a strong backlog. The U.S. marketplace is gearing up for rapid and sustained growth over the next several years to meet the urgent and much publicized need for transmission grid infrastructure. We are well positioned to meet these needs and are commissioning a new facility, which will accommodate these larger structures. We are seeing continued growth and acceptance of our steel utility distribution pole in global markets and have been made an approved supplier in utilities in over 50 nations. We also expect to see a substantial increase in the North American marketplace for our distribution poles as the pressure continues, from federal and local governments, and the public, to eliminate chemically treated wood products."

This news release may contain forward-looking statements concerning the Company's objectives over the next few quarters. The Company's ability to meet such objectives depends on many known and unknown risks, including general economic and business conditions, competition, foreign exchange risk and raw material costs.

For further information, contact:
Robert Jack – President & C.E.O., or Jerry Diener, Vice-President Finance & C.F.O.
Telephone: (403) 269-2350; Toll free 1-(800)-263-9444; Fax: (403)290-0523; Email: general@iusi.ca; Website: www.iusi.ca

INTERNATIONAL UTILITY STRUCTURES INC.

September 30, 2001 and 2000

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 4,552	$ 48,034
Cash in escrow	653	3,000
Accounts receivable	28,079	25,848
Inventories	22,593	21,398
Prepaid expenses and other	2,731	1,575
	58,608	99,855
Property, plant and equipment	42,913	42,448
Cash in escrow	6,352	4,066
Deferred financing costs	3,750	4,353
Other assets	626	1,483
	$ 112,249	$ 152,205
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Operating loans	$ 8,755	$ 10,756
Accounts payable and accrued liabilities	33,205	27,688
Current portion of long-term debt	197	158
Current portion of redeemable preferred shares	-	169
	42,157	38,771
Long-term debt	66,825	76,410
Other long-term liabilities	2,405	2,423
Redeemable preferred shares	-	26,039
Future income taxes	2,191	3,982
	113,578	147,625
Shareholders' equity (deficiency):		
Common shares	18,617	18,990
Warrants	1,612	1,612
Cumulative foreign currency translation adjustment	(6,631)	(7,674)
Deficit	(14,927)	(8,348)
	(1,329)	4,580
	$ 112,249	$ 152,205

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)		2001		2000
Net Sales	$	88,365	$	153,902
Less:				
Cost of sales		60,335		108,497
Selling and administrative expenses		18,000		24,833
Plant operating costs		8,021		12,338
Depreciation and amortization		6,671		7,672
		(4,662)		562
Gain on sale of Union Metal Group		-		34,401
		(4,662)		34,963
Other expense (income):				
Interest expense		8,682		9,917
Dividends on redeemable preferred shares		1,457		4,089
Amortization of deferred financing costs		2,024		694
Interest and other income		(10,535)		(1,472)
		1,628		13,228
Earnings (loss) before income taxes		(6,290)		21,735
Income taxes		289		1,561
Net earnings (loss)		(6,579)		20,174
Deficit, beginning of year		(8,348)		(28,522)
Deficit, end of year	$	(14,927)	$	(8,348)
Net earnings (loss) per share:				
Basic	$	(.55)	$	1.62
Diluted		(.55)		1.62

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)		2001		2000
Cash provided by (used in):				
Net cash from (used in) operations	$	(6,312)	$	(13,148)
Investments:				
Proceeds on sale of Union Metal Group		-		59,486
Cash in escrow		(61)		(7,066)
Purchase of property, plant and equipment		(6,077)		(8,046)
Other		1,054		(502)
		(5,084)		43,872
Financing:				
Repurchase of senior subordinated notes		(28,060)		(1,500)
Deferral financing costs incurred		(1,421)		-
Increase (repayment) of operating loans		(2,001)		5,004
Other		(604)		(491)
		(32,086)		3,013
Increase (decrease) in cash and cash equivalents		(43,482)		33,737
Cash and cash equivalents, beginning of year		48,034		14,297
Cash and cash equivalents, end of year	$	4,552	$	48,034

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Utility Structures Inc.

Date: February 19, 2002

By: /s/ ROBERT G.J. JACK
Name: Robert G. J. Jack
Title: President and Chief Executive Officer